

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Via U.S. Mail and Fax (916) 677-1060

Tyler Vorhies
President
BCS Solutions, Inc.
1200 Laysan Teal Drive
Roseville, California 95747

> **Re:** **BCS Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2010**
> **File No. 333-167386**

Dear Mr. Vorhies:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that your activities and proposed operations are commensurate in scope with those ordinarily associated with a blank check company. Please revise your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933, or tell us why you do not believe that Rule 419 applies to you.

2. Please revise your filing to accurately and consistently state the positions held by Mr. Vorhies. Currently, your filing refers to Mr. Vorhies as your president (page 4), CEO (page 22), sole officer (page 23), vice president (page 24), and executive officer (page 25). We understand that Mr. Vorhies holds several titles, but if you choose to refer to Mr. Vorhies by one of his titles, please do so consistently throughout your filing unless the context of the disclosure requires otherwise.

Prospectus Cover Page

3. Please prominently state on your prospectus cover page that you are a development stage company and that your auditors have issued a going concern opinion.

Summary of Our Offering, page 3

Use of Proceeds, page 3

4. Please revise your disclosure, to state as you do on page 16, that you do not anticipate using any of the offering proceeds for product development.

5. Considering your disclosure on page 16 that you anticipate needing $150,000 to "start and design the business and marketing plan", please revise your disclosure on page three to clarify that the proceeds from this offering will not be sufficient to "develop and complete" your marketing and business plans.

Termination of the Offering, page 4

6. Please revise your discussion on page four to clarify, if accurate, that your offering will conclude upon the earlier of the sale of all shares offered or 90 days.

7. Please revise the last sentence of the first full paragraph following your bullet point on risk factors to remove the implication that you do not have an obligation to update your prospectus for material changes. Please confirm your understanding in this regard.

8. Please also revise the paragraph following the above, and your summary as necessary, to make clear that the summary includes the key aspects of the filing. See the instruction to Item 503(a) of Regulation S-K.

Summary Information About BCS Solutions, page 4

9. Please expand your disclosure to define or describe "NSF checks" as referenced in the second to last paragraph on page four.

10. The last two paragraphs on page four contain identical or similar information. Please revise. Please also review and revise your entire filing to avoid repeating disclosure in different sections of your filing that increases the size of the document but does not enhance the quality of the information. Refer to Instruction 4 to Rule 421(b) under the Securities Act of 1933.

Description of Property, page 5

11. Please expand your description to clarify whether your office is a part of Mr. Vorhies' residence and/or whether his employer is aware and approves of his activity with the company.

Risk Factors, page 5

12. Please note that risks that describe circumstances that could apply equally to other businesses that are similarly situated are generally generic risks that should not be included in your risk factor disclosure. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. By way of example only, and not intended as an exhaustive list, we refer you to all of the risk factors on page 13.

13. We note that your filing includes duplicative risk factor disclosure. For example, you have identical risk factors on pages 10 and 11 that begin with the subheading "Because we are small and do not have much capital...." Also, your risk factor on page 10 with the subheading "BCS Solutions has no history to base assumptions on attracting customers…" appears to disclose identical risks to those set forth on page 11 under the subheading "Our lack of an operating history gives no assurance…." We also note that your first risk factor on page six addresses the same risk, the lack of a market for your shares, as your first full risk factor on page eight. Please review your entire risk factor disclosure and revise as appropriate to remove any duplicative disclosure.

Blue sky laws may limit your ability to sell your shares…, page 7

14. In the first paragraph on page eight you make reference to your stock "trading on the OTCBB…." Please revise this risk factor to clarify that securities are quoted by market makers, not traded, on the OTCBB. Please also clarify, as you have on page 17, the current status of your stock being quoted on the OTCBB.

As we may be unable to create or sustain a market for our shares…, page 8

15. In this risk factor, and throughout your filing, you use the terms Over-The-Counter Bulletin Board, OTC Bulletin Board and OTCBB to refer to the same quotation service. Please revise your filing throughout to use a single consistent term.

The company's sole officer and director may not be in a position to devote…, page 11

16. Please eliminate your disclosure on page 11 that Mr. Vorhies is prepared to adjust his timetable to devote more time to the company since it mitigates the point of the risk. Please make the identical revision to the following risk factor on page 12.

The check processing and cash management market is very competition [sic]…, page 13

17. Please expand your first risk factor on page 13 to clarify the specific personnel you expect to need. Otherwise, please delete this risk factor.

Use of Proceeds, page 16

18. Reference is made to your disclosure that the funds raised through this offering will be used to start and design the business and marketing plan, which you anticipate will cost approximately $150,000. Given that the maximum net proceeds of this offering are $25,000, please refer to Instruction 3 to Item 504 of Regulation S-K and disclose the amounts and sources of other funds needed to start and design your business and marketing plan.

Business, page 19

19. Please expand your business discussion to clearly and prominently state the current status of your products. See Item 101(h)(4)(iii) of Regulation S-K. Please also ensure that the tense you use in your disclosure does not indicate you have a developed a product where no such product yet exists. For example, you refer to your "complete line of check acceptance products" on page 20, but it does not appear you have developed such products.

Competition and Buying Patterns, page 20

20. Please expand your disclosure in the last paragraph on page 20 to describe how you "plan to be more economical" than your competitors.

21. In addition, please discuss your perceived business viability in view of your statement that "Competitors already exist in this sector with superior products, services, financial resources, conditions and/or benefits."

Sales and Fulfillment Strategies, page 21

22. In the first paragraph on page 21 you state that you intend to promote your services via your website. Please disclose whether you have an established website, and if so, the address.

23. You refer to "principals" in the fourth paragraph on page 21. Please revise to reflect that you have only one principal.

Management's Discussion and Analysis or Plan of Operation, page 21

Limited Operating History; Need for Additional Capital, page 21

24. Please revise the first paragraph under this subheading to describe your business plan in a manner consistent with your disclosure elsewhere in your filing. Specifically, it appears that you inaccurately describe your business plan as a company that "will design, develop, and market instructional products and services…."

Plan of Operation, page 22

25. Please revise the first paragraph of this section on page 22 to briefly describe the types of product(s) to which you are referring.

Liquidity and Capital Resources, page 22

26. Your disclosure regarding the use of your needed capital appears to be inconsistent. In the first paragraph on page 23 you state that you anticipate needing $150,000 to "execute [your] business plan over the next twelve (12) months." In comparison, your disclosure in the second to last paragraph on page 16 states that you anticipate needing $150,000 to "start and design the business and marketing plan…." In other words, your page 23 disclosure suggests the business plan is complete and ready to be implemented, but your page 16 disclosure indicates that your business plan is not yet started. Please revise your disclosure throughout your filing to clearly and consistently state how you intend to use the needed $150,000.

27. Please consolidate and clarify your disclosure on page 23 regarding the sources from which you anticipate obtaining additional financing. In the second paragraph on page 23 you state that you "may be able to issue notes payable or debt instruments", and in the last paragraph you state that you "will seek alternative financing through means such as borrowings from institutions or private individuals."

28. In the second paragraph on page 23 you refer to potentially needing to grant "a security interest in the service offering…" to obtain financing. Please expand your disclosure to clarify your reference to a "service offering."

29. In the fourth paragraph on page 23 you state that Mr. Vorhies has agreed to not draw salary until "a minimum of $300,000 in funding is obtained…", but in the last paragraph on page 26 you state that Mr. Vorhies will not take a salary "until the Company has raised $500,000 in working capital…." Please revise your disclosure to be consistent and accurate.

Committees of the Board of Directors, page 24

30. Your reference in the last paragraph on page 24 to Regulation S-B is outdated. Please revise.

31. Your disclosure regarding your intention to establish an audit committee is inconsistent. In the first full paragraph on page 25 you state that you intend to establish an audit committee when you are able to sufficiently expand your Board of Directors, but in the last paragraph on the same page you state that you "may seek to establish an audit and other committees…." Please revise.

Resume, page 26

32. Please clarify your discussion to give specific date and employment history for Mr. Vorhies as your current information suggests that his consulting work is a more recent position. In this regard, please indicate whether such work is considered a full time position. See Item 401(e) of Regulation S-K.

Summary Compensation Table, page 27

33. Footnote two to your Summary Compensation Table on page 27 suggests that Mr. Vorhies may have indirect holdings of your stock, but on page 28 you state that he has direct ownership of all of his shares. Please revise or advise.

Item 13. Other Expenses of Issuance and Distribution, page II-1

34. Your table on page II-1 indicates that you have a total of $1,000 in expenses related to this offering, but your disclosure on page 3, and elsewhere, states that your expenses are $5,000. Please revise or advise.

Item 16. Exhibits and Financial Statement Schedules, page II-2

35. Please confirm your understanding that you must file your legal opinion in a timely manner to allow us sufficient time to review it before you request that your registration statement become effective.

Signatures, page II-5

36. It appears that you have used the signature certification language for Form S-3. Please revise to use the Form S-1 language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact, Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director